Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8000
IR@gigamedia.com.tw

GigaMedia Announces Second-Quarter 2025

Financial Results

TAIPEI, Taiwan, July 31, 2025 – GigaMedia Limited (NASDAQ: GIGM) today announced its second-quarter 2025 unaudited financial results.

Comments from Management

In the second quarter of 2025, GigaMedia reported revenues of $0.87 million, with a gross profit $0.48 million, an operating loss of $0.92 million, but a net income of $0.84 million.

While the operating results were improved slightly from those in the first quarter 2025, the bottom line was turned into net income from a net loss of $0.68 million last quarter, mainly because of foreign exchange gains.

Currently we focused on fine-tuning the operation of our casual games and customer platform for upcoming summer vacation.

Second Quarter Overview

•
Operating revenues slightly increased by approximately 1.0% quarter-on-quarter, from $0.86 million in last quarter, and increased by 20.4% year-over-year from $0.72 million the same period last year.
•
Gross profit increased by 3.7% to $0.48 million from $0.46 million in last quarter, and increased by 32.5% compared to $0.36 million in the same period last year.
•
The net asset value was $3.57 per share.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on browser/mobile games and casual games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Second Quarter

GIGAMEDIA 2Q25 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	2Q25	1Q25	Change (%)	2Q25	2Q24	Change (%)
Revenues	868	859	1.0%	868	721	20.4%
Gross Profit	477	460	3.7%	477	360	32.5%
Loss from Operations	(918)	(970)	NM	(918)	(1,048)	NM
Net Income (Loss) Attributable to GigaMedia	844	(677)	NM	844	(612)	NM
Earnings (Loss) Per Share Attributable to GigaMedia, Diluted	0.08	(0.06)	NM	0.08	(0.06)	NM
EBITDA (A)	423	(1,086)	NM	423	(1,116)	NM
Cash, Cash Equivalents and Restricted Cash	31,186	31,400	(0.7)%	31,186	36,343	(14.2)%

NM= Not Meaningful

(A)
EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Second-Quarter Financial Results

•
Consolidated revenues for the second quarter of 2025 slightly increased by 1.0% quarter-on-quarter from $0.86 million in last quarter, and increased by 20.4% year-over-year from $0.72 million the same period last year.
•
Consolidated gross profit was $0.48 million, increased by 3.7% quarter-on-quarter and by 32.5% year-over-year.
•
Consolidated loss from operation of the second quarter of 2025 was a loss of $0.92 million, improved from $0.97 million in the first quarter.
•
Net income in the second quarter of 2025 was $0.84 million, improved from a net loss of $0.68 million in the first quarter, mainly due to foreign exchange gains in this quarter.
•
Cash, cash equivalents and restricted cash at the end of the second quarter of 2025 amounted to $31.2 million, decreased by 0.7% from $31.4 million as of the end of the first quarter.

Financial Position

GigaMedia maintained its solid financial position, with cash, cash equivalents and restricted cash amounted to $31.2 million, or $2.82 per share, as of June 30, 2025.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of July 31, 2025. Given potential changes in economic conditions and consumer spending, the evolving nature of digital entertainments, and various other risk factors, including those discussed in the Company's 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

“In the second half of 2025, we will dedicate ourselves to boosting the productivity of our products and services. GigaMedia will stick to the strategy of pursuing healthy growth with a lean operation while seeking for strategic expansion and new business,” stated GigaMedia CEO James Huang.

As for new business, our management continues evaluating and pursuing prospects of strategic investment targets that are with potential to expand our business and create greater shareholder value.

Use of Non-GAAP Measures

To supplement GigaMedia's consolidated financial statements presented in accordance with US GAAP, the Company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company's net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the second quarter 2025 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia's strategic and operational plans. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia's Annual Report on Form 20-F filed in April 2025 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Six months ended
	6/30/2025	3/31/2025	6/30/2024	6/30/2025	6/30/2024
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Operating revenues
Digital entertainment service revenues	868	859	721	1,726	1,445
	868	859	721	1,726	1,445
Operating costs
Cost of digital entertainment service revenues	391	399	361	790	741
	391	399	361	790	741
Gross profit	477	460	360	936	704
Operating expenses
Product development and engineering expenses	157	195	175	352	360
Selling and marketing expenses	360	394	348	754	726
General and administrative expenses	877	840	885	1,717	1,781
Other	1	1	—	1	1
	1,395	1,430	1,408	2,824	2,868
Loss from operations	(918)	(970)	(1,048)	(1,888)	(2,164)
Non-operating income (expense)
Interest income	436	423	518	859	989
Foreign exchange gains (loss) - net	1,330	(133)	(87)	1,197	(362)
Changes in the fair value of an instrument recognized at fair value	(9)	3	3	(6)	13
Other-net	5	—	2	5	10
	1,762	293	436	2,055	650
Income (loss) before income taxes	844	(677)	(612)	167	(1,514)
Income tax expense	—	—	—	—	—
Net income (loss) attributable to shareholders of GigaMedia	844	(677)	(612)	167	(1,514)
Earnings (loss) per share attributable to GigaMedia:
Basic	0.08	(0.06)	(0.06)	0.02	(0.14)
Diluted	0.08	(0.06)	(0.06)	0.02	(0.14)
Weighted average shares outstanding:
Basic	11,052	11,052	11,052	11,052	11,052
Diluted	11,052	11,052	11,052	11,052	11,052

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEET

	6/30/2025	3/31/2025	6/30/2024
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	30,873	31,087	36,030
Investment in securities-current	—	—	—
Accounts receivable - net	167	145	198
Prepaid expenses	235	376	226
Restricted cash	313	313	313
Other receivables	259	268	496
Other current assets	140	130	142
Total current assets	31,987	32,319	37,405

Investment in securities - noncurrent	8,120	8,094	5,819
Property, plant & equipment - net	98	99	109
Intangible assets - net	4	6	8
Prepaid licensing and royalty fees	86	118	215
Other assets	1,403	1,210	1,264
Total assets	41,698	41,846	44,820

Liabilities and equity
Accounts payable	30	37	24
Accrued compensation	314	179	250
Accrued expenses	702	709	778
Unearned revenue	614	575	565
Other current liabilities	332	525	686
Total current liabilities	1,992	2,025	2,303
Other liabilities	286	35	253
Total liabilities	2,278	2,060	2,556
Total equity	39,420	39,786	42,264
Total liabilities and equity	41,698	41,846	44,820

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

	Three months ended			Six months ended
	6/30/2025	3/31/2025	6/30/2024	6/30/2025	6/30/2024
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net income (loss) attributable to GigaMedia	844	(677)	(612)	167	(1,514)
Depreciation	13	12	12	26	24
Amortization	2	2	2	4	5
Interest income	(436)	(423)	(518)	(859)	(989)
Interest expense	—	—	—	—	—
Income tax expense	—	—	—	—	—
EBITDA	423	(1,086)	(1,116)	(662)	(2,474)